SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

February 18, 2008

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Announcement of LM Ericsson Telephone company, dated February 18, 2008 “Ericsson to divest its enterprise PBX solutions to Aastra Technologies”.

Press Release February 18, 2008

Ericsson discloses the information provided herein pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication at 08.30am CET on February 18, 2008.

Ericsson to divest its enterprise PBX solutions to Aastra Technologies

Ericsson (NASDAQ:ERIC) has entered into an agreement to divest its enterprise PBX solutions business to Aastra Technologies (TSX:AAH). The agreement involves transfer of approximately 630 employees of which some 360 are based in Sweden. The transaction is expected to close in April 2008. From now on, Ericsson will focus on providing its broad portfolio of enterprise applications directly to operators and service providers.

Ericsson’s enterprise PBX solutions business is a leading provider of IP PBX, converged PBX systems and branch office solutions. The product portfolio includes communications solutions for enterprises of all sizes, mobility solutions, telephone terminals and services. Sales in 2007 amounted to approximately SEK 3 billion. The purchase price is SEK 650 million excluding net of assets and liabilities. A capital gain of approximately SEK 200 million is expected.

Ericsson has a strategic focus on telecommunication operators and service providers, hence considers its enterprise PBX solutions business to be outside its core focus. In addition, the enterprise communications industry is becoming increasingly global and is clearly gravitating toward consolidation. Therefore, Ericsson believes that the enterprise PBX solutions will add significant competence and value to Aastra Technologies, adding leading products and a significant customer base for PBX solutions. This will also be a positive step for Ericsson’s enterprise customers, partners and employees, combining Ericsson’s and Aastra Technologies’ leading product portfolios.

Executing on the strategy for the multimedia business, Ericsson will focus on providing its broad portfolio of enterprise applications directly to operators and service providers. Strategic products from the acquisition of Netwise will also remain within Ericsson.

The agreement is subject to approvals from relevant competition authorities.

SEB Enskilda acts as sole financial advisor to Ericsson in the transaction.

Ericsson is the world’s leading provider of technology and services to telecom operators. The market leader in 2G and 3G mobile technologies, Ericsson supplies communications services and manages networks that serve more than 185 million subscribers. The company’s portfolio comprises mobile and fixed network infrastructure, and broadband and multimedia solutions for operators, enterprises and developers. The Sony Ericsson joint venture provides consumers with feature-rich personal mobile devices.

Ericsson is advancing its vision of ‘communication for all’ through innovation, technology, and sustainable business solutions. Working in 175 countries, more than 70,000 employees generated revenue of USD 27.9 billion (SEK 189 billion) in 2007. Founded in 1876 and headquartered in Stockholm, Sweden, Ericsson is listed on the Stockholm, London and NASDAQ stock exchanges.

For more information, visit www.ericsson.com or www.ericsson.mobi.

FOR FURTHER INFORMATION, PLEASE CONTACT

Media
Ericsson Media Relations
Phone: +46 8 719 69 92
E-mail: press.relations@ericsson.com

Investors
Ericsson Investor Relations
Phone: +46 8 719 00 00
E-mail: investor.relations@ericsson.com

About Aastra

Aastra Technologies Limited, is a global company at the forefront of the Enterprise Communication market. Headquartered in Concord, Ontario, Canada, Aastra develops and delivers innovative and integrated solutions that address the communication needs of businesses small and large around the world. Aastra enables Enterprises to communicate and collaborate more efficiently and effectively by offering customers a full range of open standard IP-based and traditional communications networking products, including terminals, systems, and applications. For additional information on Aastra, visit http://www.aastra.com.

For further information contact:

Allan Brett, CFO

Phone: +1 905 760 4160

E-mail: investors@aastra.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and General councel

By:	/s/ HENRY STÉNSON
Henry Sténson
Senior Vice President Corporate Communications

Date: February 18, 2008